Exhibit 99.3

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EDITED TRANSCRIPT

SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

EVENT DATE/TIME: AUGUST 17, 2020 / 1:00PM GMT

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

CORPORATE PARTICIPANTS

Felix Lauscher Sanofi - Head of IR North America & Asia

Jean-Baptiste Chasseloup de Chatillon Sanofi - Executive VP & CFO

John C. Reed Sanofi - Executive VP and Global Head of Research & Development

Martin Babler Principia Biopharma Inc. - President, CEO & Director

Paul Hudson Sanofi - CEO & Director

William J. Sibold Sanofi - EVP of Sanofi Genzyme

CONFERENCE CALL PARTICIPANTS

Graham Glyn Charles Parry BofA Merrill Lynch, Research Division - MD and Head of Healthcare Equity Research

James William Birchenough Wells Fargo Securities, LLC, Research Division - MD and Senior Biotechnology Analyst

Luisa Caroline Hector Joh. Berenberg, Gossler & Co. KG, Research Division - Head of Global Pharmaceutical Equity Research

Mark Douglas Purcell Morgan Stanley, Research Division - Equity Analyst

Matthew Weston Crédit Suisse AG, Research Division - MD and Co-Head of European Pharmaceutical Equity Research

Peter Verdult Citigroup Inc., Research Division - MD

Seamus Christopher Fernandez Guggenheim Securities, LLC, Research Division - Senior Analyst of Global Pharmaceuticals

Simon P. Baker Redburn (Europe) Limited, Research Division - Head of Pharmaceutical Research

Timothy Minton Anderson Wolfe Research, LLC - MD of Equity Research

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Sanofi to Acquire Principia Biopharma Conference Call. I would now like to turn the call over to Felix Lauscher of Sanofi Investor Relations. Please go ahead, sir.

Felix Lauscher - Sanofi - Head of IR North America & Asia

Good morning, and good afternoon to everyone. Thank you for joining us on the call to review Sanofi’s acquisition of Principia Biopharma. As usual, you can find the slides of this call on the Investors page of our website at sanofi.com.

Moving to Slide 2. I would like to remind you that information presented in this call contain forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. I refer you to our Form 20-F document on file with the SEC and also our Document d’Enregistrement Universel for a description of these risk factors.

On Slide 3, I would like to draw your attention to additional disclosure regarding the tender offer for Principia Biopharma in the U.S.

With that, let me introduce our speakers. Joining the call today are Bill Sibold, Executive Vice President of Specialty Care; John Reed, Executive Vice President, Global Head of R&D; and Jean-Baptiste de Chatillon, Executive Vice President and Chief Financial Officer. After the prepared remarks, we will close with a Q&A session, during which we will be joined by Paul Hudson, Chief Executive Officer of Sanofi; and Martin Babler, President and Chief Executive Officer of Principia Biopharma.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

I’d now like to turn the call over to Bill.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Thank you, Felix. Last December, we communicated our Play to Win strategy to transform Sanofi by focusing on growth, innovation, efficiency and new ways of working. Today’s announcement of our acquisition of Principia is an important milestone in our execution of that strategy. With Principia, we are further strengthening our core therapeutic areas of neurological disorders as well as diseases in the field of immunology, inflammation and rare blood disorders. Today’s announcement also represents another important proof point of Sanofi’s ongoing transformation with a focus on specialty care.

Now on Slide 6, let me highlight how well aligned today’s acquisition is with Sanofi’s Play to Win strategy, which we introduced to you at the December 2019 Capital Markets Day. We are assessing attractive M&A opportunities as they come up and remain focused on deals that will build on our innovative platforms, advance our prioritized pipeline and strengthen therapeutic areas where we can deliver potentially practice-changing medicines. We have been looking for innovative assets and technologies that have the potential to add value to the company over the long term.

We also discussed back in December that we are most interested in transactions with a target size of roughly EUR 2 billion to EUR 5 billion. Today’s acquisition of Principia ticks the boxes on all of these criteria.

Let me briefly expand on what Sanofi is acquiring. Principia is a well-established, late-stage biopharma company focused on immune-mediated diseases, employing around 125 people based in South San Francisco. It has been listed on NASDAQ since September 2018. The company’s capabilities are built around its Tailored Covalency platform that has generated potential clinical candidates in areas of high unmet medical need.

The existing assets include the brain-penetrant oral BTK inhibitor ‘168, which Principia Biopharma partnered with us in 2017, for which we announced positive Phase IIb data in MS earlier this year and for which we have rapidly initiated a pivotal program across the entire multiple sclerosis spectrum earlier this year; and Principia’s own lead asset, rilzabrutinib, a clinically advanced oral BTK inhibitor with potential across a range of immunology and inflammation and rare blood disorder indications complements Sanofi’s existing R&D pipeline.

Moving to Slide 7. Over the past 3 years, we have had an excellent and very productive collaboration in place. Principia rapidly completed the BTKi Phase I study in healthy volunteers in 2018, and we then led the Phase IIb dose-finding study with a positive readout in early 2020. The speed in which we were able to achieve proof-of-concept for ‘168 in MS was a testament to the strong collaboration between our 2 companies. This was followed by a remarkable initiation of a large MS Phase III program only a few months later in the middle of the COVID-19 pandemic.

The pace of this development program is a real indicator for the new mindset and agility at Sanofi, and we now want to take that acceleration of this program to the next level on its way towards commercialization. With this transaction, Sanofi obtains full control of the economics for ‘168. Our global MS marketing and sales organization promoting Aubagio and Lemtrada is ready to onboard ‘168 as soon as approved.

Beyond the current development in MS, we simplify the operational execution to pursue potential development of ‘168 in CNS diseases and beyond. Plus, we add the clinically advanced, potentially first-in-class oral BTK inhibitor, rilzabrutinib, to our Phase II/III pipeline with potential and indications that are highly complementary with our existing assets.

With this acquisition, we now have multiple BTKis to work with. As we generate additional data, we’ll be looking at which asset is the best potential fit across a broad set of B cell-mediated diseases. And finally, we enhance our research capabilities with the medicinal chemistry platform, which could add further orally administered I&I pipeline candidates in the future.

Moving to Slide 8. I want to take the opportunity of this transaction to recap our excitement for BTKi ‘168, with the slide we first presented at our R&D Day investor event in April, reporting the Phase IIb results. This potentially transformative asset for patients living with MS showed a near 90% reduction in lesions, and we look forward to results of our Phase III program, which aims to deliver safety similar to placebo, low treatment burden based around once-daily dosing with no monitoring, with relapse reduction comparable to the anti-CD20s and superior to other orals, with a benefit on disability progression through demonstrated CNS penetration and supported by novel biomarker imaging approaches and with efficacy

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

across the full MS spectrum, including progressive disease. If we meet this target profile in our Phase III program, we will have a major commercial success story on our hands and a product that not only meets the needs of MS patients along the disease continuum, but that offers fresh hope to the many thousands who have been diagnosed but currently receive no treatment.

Before I hand over to John, on Slide 9, let me summarize the compelling rationale for the transaction announced today. With the acquisition of Principia, Sanofi is further advancing its leadership position in specialty care and strengthening its core R&D therapeutic areas. The Principia transaction provides us with an innovative technology and attractive pipeline optionality. It also allows us to continue the accelerated development of our priority asset ‘168 and other CNS indications and beyond.

The late-stage pipeline of Principia offers synergies with our existing focus areas in specialty care such as rare blood disorders, inflammation and immunology. Full ownership of ‘168 allows us a simplified future commercialization by deploying our well-established infrastructure.

I will now hand over to John for more detail on Principia’s pipeline and technology platform. Over to you, John.

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Thank you, Bill. Well, what I’ll do in the next few minutes is build on Bill’s comments and tell you a bit more about how Principia complements and augments our efforts to bring potentially transformative new treatment options to patients.

Let’s go to Slide 11, please. Building on what Bill just discussed with you, Slide 11 captures the key elements of why we believe this is such an attractive acquisition and why it is fully aligned with our communicated R&D priorities.

First, Principia is dedicated to developing innovative therapies for patients with serious immune-mediated diseases. A great example that Bill already covered is our stated priority molecule ‘168, which was invented by the Principia colleagues and which we’re developing for MS. If you caught our R&D investor event, you’ll recall that I declared that Sanofi is an immunology company. So the biotherapeutic area focus of Principia is a great fit for us at Sanofi.

Second, Principia brings an additional potential faster first-in-class BTK inhibitor, rilzabrutinib, which is unique in its features due to its reversible covalent binding to BTK. This may provide the right level of efficacy and tolerability required for chronic use in autoimmune diseases. More on this in a moment.

Third, Principia’s technology offers the potential addition of oral agents to the large autoimmune disease market currently dominated by biologics. Oral route of administration is an important consideration for chronic inflammatory diseases and is complementary to our current injectable portfolio.

Fourth, the Principia pipeline provides opportunities for targeting additional immunological pathways, which we will look at in just a moment.

And lastly, the acquisition of Principia, as Bill noted, with that acquisition, Sanofi will enjoy the full economic benefits of their pipeline rather than shared economics from our prior collaboration agreement.

Slide 12. On Slide 12, I want to refresh your understanding of our comprehensive Phase III program that we’ve initiated with the brain-penetrant BTK inhibitor ‘168. As you know, the medical need in MS remains high with more than 1.2 million MS patients in the U.S. and EU5 alone, of which roughly 1/4 have progressive forms of the disease, where therapeutic options are few or even nonexistent. We will be addressing all major forms of disease in our more than 4,000-patient program. This is the broadest clinical program we are aware of in the MS space today.

As communicated earlier this summer, the first patients are enrolled in 3 of the 4 pivotal studies despite the complexities of the pandemic environment. And we remain on track to make the expected regulatory submissions beginning in the first half of 2024.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

As you can tell, we are focused on the execution of the 4 Phase III studies that are currently underway for MS. We’ve not yet begun to systematically evaluate the next indication opportunities for ‘168, but the mechanism of action may have a role in several central nervous system as well as peripheral nervous system, autoimmune and inflammatory diseases. Also important to note is that until today, we were unable to explore ‘168 in indications outside of CNS due to the structure of the former collaboration agreement.

Slide 13, please. Turning to the next slide, Slide 13. I would like to provide a bit more detail on the development plan for rilzabrutinib. For rilzabrutinib, currently, a Phase III trial is ongoing in patients with moderate to severe pemphigus, a group of debilitating autoimmune skin blistering diseases. This complements nicely Sanofi’s commitment to dermatology.

The team is intending to start a Phase III also in ITP, immune thrombocytopenic purpura, an autoimmune disease condition caused by the binding of autoantibodies to platelets and characterized clinically by bruising, fatigue and severe bleeding, including the potential for life-threatening intracranial bleeds due to destruction of platelets. This complements nicely Sanofi’s commitment to hematology and rare blood disorders.

We believe that rilzabrutinib is well suited to address the most common underlying cause of ITP, namely the pathogenic autoantibodies that destroy platelets and lead to better long-term outcomes in ITP. Importantly, in an ex vivo study utilizing blood from ITP patients and healthy volunteers, rilzabrutinib did not impair platelet aggregation, thereby promising to avoid the bleeding and bruising typically associated with other BTK inhibitors.

In addition, a Phase II study for IgG4-related diseases will begin later this year. IgG4-related diseases are a group of relapsing-remitting diseases where inflammation involves the B cells as well as eosinophils, macrophages and other cells. And what happens to these patients is that this chronic smoldering inflammation impacts several organs including liver, pancreas, kidneys. Over time, these organs become fibrotic with impaired function, including, in many cases, end-stage renal disease. No drugs are currently approved for this indication.

Rilzabrutinib’s mechanism of action and attractive safety profile to date could lend itself well to additional indications. We are currently evaluating several potential additional indications in the immunology and inflammation area. We are convinced that this molecule has blockbuster potential due to its potential use across many indications. These include most diseases where pathological IgE antibodies are involved.

On my concluding slide, Slide 14, we highlight how excited we are at Sanofi by the depth of the Principia pipeline. In addition to ‘168 and rilzabrutinib, earlier programs include Principia 473, a BTK inhibitor that is administered as a topical agent, currently in Phase I development for certain types of skin diseases.

In preclinical research, the Principia team is exploring an oral selective immunoproteasome inhibitor, which is designed to alter undesired immune responses through effects on antigen presentation and hence, T-cell activation. If successful, these oral small molecule immunoproteasome inhibitors may be able to treat several immune-mediated diseases while avoiding the toxicities of current commercially available nonselective proteasome inhibitors that impair both immunoproteasomes and the constitutive proteasomes that are needed for cellular housekeeping functions related to senescent protein degradation.

Principia’s robust pipeline of innovative therapies originated from their proprietary Tailored Covalency platform. The platform inspires the design of both reversible covalent and irreversible covalent small molecule inhibitors that are more selective with less off-target effects. The optimized target residency time has potential to deliver the desired efficacy but with a better safety profile. We intend for this platform to continue to generate next-generation, potentially best-in-class clinical candidates.

On that note, I would like to hand over to Jean-Baptiste to wrap up with a summary of the financials. Jean-Baptiste?

Jean-Baptiste Chasseloup de Chatillon - Sanofi - Executive VP & CFO

Well, thank you, John. Let me briefly outline the key financial highlights of this transaction. Well, Sanofi has agreed to pay Principia shareholders, $100 per share in cash, which results in a fully diluted valuation of approximately $3.68 billion. In terms of the financials, we expect the acquisition to be broadly neutral to business EPS in 2020 and 2021, including R&D expenses. In other words, we are not changing our existing projections as a result of this acquisition.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

Over the longer term, we expect the acquisition to deliver meaningful shareholder value based on our internal rate of return and return on invested capital. To finance the transaction, we plan to use cash on hand. And on timing, transaction has been unanimously approved by both Boards, and we expect to close the deal by the end of Q4 2020, subject to the usual regulatory clearances.

I’m fully excited by this acquisition, given that it exemplifies the execution of our Play to Win strategy, the current Principia pipeline fits well with our focused therapeutic area, and there are further specialty care indications currently under evaluation. After completion of the transaction, we will be in full control of all development and commercialization aspects of ‘168.

With that, I would like to hand over to Felix to start the Q&A.

Felix Lauscher - Sanofi - Head of IR North America & Asia

Thank you, Jean-Baptiste. We will now open the call to your questions. As previously mentioned, joining our speakers for the Q&A are Paul Hudson, Chief Executive Officer of Sanofi; and Martin Babler, President and CEO of Principia Biopharma. (Operator Instructions) Operator, please go ahead.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) The first question comes from the line of Matthew Weston with Crédit Suisse.

Matthew Weston - Crédit Suisse AG, Research Division - MD and Co-Head of European Pharmaceutical Equity Research

Two questions, please, both on rilzabrutinib. Can I just check that within the pemphigus Phase III study, it doesn’t seem to include Rituxan in the control arm despite the approval a couple of years ago. Could you explain the clinical trial design and why Rituxan isn’t included, given it’s now arguably standard of care?

And then secondly, when we see large pharma acquire biotech companies, we sometimes see changes in the pipeline time line, in particular, the pemphigus Phase III study, clinical trials, reports due to complete September 2021. Can you confirm that Sanofi is still comfortable with that timing?

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. Thanks, Matthew. John, why don’t you take those?

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Yes. I know we have Martin with us as well. So in terms of design of the study without including Rituxan, I think he’s best suited to answer it. Clearly, we’re looking for Rituxan alternative for patients. And Rituxan, of course, in this disease does have efficacy, but it’s — there’s still much room for improvement. The time lines, we would anticipate, would stay as they are. But Martin, would you like to expand on those?

Martin Babler - Principia Biopharma Inc. - President, CEO & Director

Yes. So let me just start with the fine point with the time line. So from our standpoint, we are very comfortable. As you might remember, we have accelerated time line originally with data read out being in the first half of 2022. And we have accelerated that at the beginning of the year. We communicated prior to COVID that it would be the second half of 2021, and we feel very comfortable with that time line.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

As for the design, this trial actually was started and was discussed with the agencies, both in Europe and the U.S. prior to Rituxan being approved. And so at the time, the standard of care was steroids. And as you know, the comparator here in the trial is steroids. And patients can, after they have a second relapse, actually get on Rituxan as a rescue therapy. So we will have some data.

And I can say just as the third point, in the marketplace, we still believe that there’s an absolute opportunity for an additional treatment, especially because it’s oral, well tolerated for chronic therapy.

And the last piece to mention is that Rituxan trials were all done in newly diagnosed patients. And there were no relapsing patients involved in the Rituxan trials. So we have a differentiated profile because we’re actually studying both relapsing and newly diagnosed patients. So it’s a different population.

And as you might know from our Phase II, about 2/3 of the patients in our trials were actually relapsed. They’re harder to treat. And we do believe this is an important aspect because ultimately, most patients in this disease will relapse. And that’s where rilzabrutinib as a therapy will come in.

Operator

The next question comes from the line of Seamus Fernandez with Guggenheim Securities.

Seamus Christopher Fernandez - Guggenheim Securities, LLC, Research Division - Senior Analyst of Global Pharmaceuticals

So just a couple of questions. One aspect of the discussion is the kind of simplification and potentially acceleration. So can you guys talk about how you’re thinking about collaborations going forward just in terms of the simplification? It seems like ownership is becoming an increased focus or a full ownership of assets has become an increased focus to reduce the complexity of collaboration. So just wanted to get a better sense of how you’re looking at collaborations going forward.

Separately, if you can just answer quickly on royalty or payment avoidance that could occur over the next 2 years through 2022, just as we think about cash flow dynamics. J-B, if you could help us there.

And then finally, in terms of accelerating other opportunities to move into perhaps degenerative conditions, degenerative CNS conditions. Does this accelerate that possibility as we consider prospects for your brain-penetrant BTK in whether it be areas like Parkinson’s, ALS or perhaps even Alzheimer’s?

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

So maybe let’s start off. Paul, do you want to take the question on collaborations going forward?

Paul Hudson - Sanofi - CEO & Director

So if I heard that right, it was more about — was it about speed and reduction of complexity? Did I anticipate that right, Bill?

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Yes, simplification and acceleration.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

Paul Hudson - Sanofi - CEO & Director

Yes. I mean we have, and the guys can comment, we have a very good working relationship with Principia already. But I think we just have to accept that for us, we’re well used to partnering, for example, with Regeneron, we believe we can move faster, more broadly, make the decisions independently and decide on opportunity cost, and that’s better in our hands. I think Martin might want to add that where we would like to go, and in particularly, you mentioned new indications that are beyond where we’re currently in a partnership, we have a really good chance to put more resource and move faster. So I don’t think it was a complicated relationship. But it does mean economically and from an execution perspective, we can just move faster and be more agile. And I think that’s definitely going to be a benefit for us.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. Jean-Baptiste, the question on royalties?

Jean-Baptiste Chasseloup de Chatillon - Sanofi - Executive VP & CFO

Yes. Thanks, Bill. Yes, we — to make it simple, we had the milestones to be paid ahead of us remaining for $660 million potential. That will — which is now post acquisition, of course, is a cash flow (inaudible). And if I (inaudible) what we had a break in the — on this close, we will (inaudible) the royalties up to mid-teens on product sales. Basically had option, as you know, in the portion of Phase III in part either profit and loss sharing management in U.S. or increase royalties to high teens. So those, of course, are not occur either on that significant economic piece. I hope that (inaudible).

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. Thanks, and then, John, maybe you could ask — answer the question on accelerating other opportunities.

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Yes. Thanks, Bill. Yes, that’s really exciting to now contemplate in the aftermath of the transaction. In the previous relationship, we were granted the ability to pursue some CNS indications with the brain-penetrant BTK inhibitor ‘168 but not all possible indications. And so this now opens our thinking to a wide variety of indications where emerging data are beginning to suggest an important role for microglia, and we know BTK plays an important role in microglia cell activity in the context of a number of neuroinflammatory and potentially neurodegenerative diseases.

So it is exciting to now really look more broadly at where we might take this brain-penetrant molecule. We haven’t yet declared specifically where we would go in the CNS area. But as pointed out, there is quite a bit of rationale for moving beyond MS into other indications in the CNS.

Operator

The next question comes from the line of Peter Verdult with Citi.

Peter Verdult - Citigroup Inc., Research Division - MD

Peter Verdult, Citi. Just a couple of questions and a clarification. John, now you got freedom to operate, just how quickly or aggressively do you want to pursue these indications with ‘168 beyond MS? Is this something that we’ll probably have to be patient and wait for a couple of years? Or could we hear something sooner?

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

Secondly, for the team on just the value of the pipeline. I know you’ve spoken very clearly in the past how you feel that CD20 can take 50% of the market, and you can have a very strong share of that segment. Just in terms of rilza and the topical BTK, anything you’re willing to point to in terms of how you see peak sales there?

And then just a clarification question, part of being an analyst. Just on the IP, just remind us on rilza and ‘168, what the IP looks like.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Okay. John, maybe talk about the plans for next indications and the pipeline?

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Yes. So for the brain-penetrant BTK inhibitor, we’ll be immediately putting our heads together with the new Principia colleagues and looking at where we might go with this. I can’t really officially state when we would start the next study, but we would hope to do so expeditiously.

However, we continue to emphasize that our first priority is getting these 4 Phase III studies for MS fully enrolled. And so in the context of the challenges of the pandemic, we really don’t want to reduce our focus on that too much. So this is really priority #1.

We’re off to a good start, but it’s early, and we do have the challenges of pandemic. So we want to make sure that, that really continues to accelerate the MS. And then we’ll broaden from there as quickly as pragmatically possible.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

John, did you want to comment about the topical? There isn’t too much comment about this.

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Sure. Well, it’s early in Phase I, but we find the concept extremely exciting that one might be able to deliver a BTK inhibitor locally for patients who have less severe forms of some of the dermatological disorders where we are confident this target plays a role. And so that’s really a nice complement, obviously, to other products we have in our portfolio for dermatology. And some of these, very often, patients start off with a milder form of disease that is maybe more localized, and then it progresses to more systemic. So this is — it’s a continuum in many cases.

And so this is an opportunity to be able to address patient needs across that continuum. So we find the concept extremely exciting.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. And then there was a question on exclusivity. So loss of exclusivity for both products is in late 2030s, and that may be extended further as we look at developing new methods and uses and formulations. Does that cover everything, Pete?

Peter Verdult - Citigroup Inc., Research Division - MD

Great.

Operator

The next question comes from the line of Graham Parry with Bank of America.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

Graham Glyn Charles Parry - BofA Merrill Lynch, Research Division - MD and Head of Healthcare Equity Research

So firstly, on BTK ‘168, I think you’d said previously, you’re continuing to collect relapsed data from the Phase II study. I was wondering if you have any plans to publish that anywhere this year or next year ahead of the Phase III, along with any further updates on longer-term safety? So what should we be looking out for as the next data points from the Phase II?

Secondly, in assessing synergies, what proportion of the existing cost base of Principia to Sanofi intend or need to keep? And similarly, are there any capabilities in Sanofi that become redundant as a result of the acquisition means you can accelerate some of your R&D cost savings in the Sanofi business as well?

And then lastly, does the Tailored Covalency platform in Principia lend itself to other therapeutic categories beyond inflammation. So could this start to into any other new areas?

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Okay. Thanks, Graham. John, why don’t you — if you want to talk about any of the BTK ‘168 data, and let’s start there.

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Yes. Wasn’t entirely sure what the question was about that, Graham, but we’ve disclosed the Phase II data. Those will be published in due course.

We’re continuing — most of those patients are now on an open line extension at the 60-milligram dose to continue to follow the safety and efficacy over a longer period of time. It will probably be about a year or so before we’ll be ready to report more on that.

And we’re also continuing to pursue some novel neuroimaging markers, which I suspect we’ll have that analysis towards the end of the year and be a position to present something down the road, not too long after that, perhaps the ECTRIMS meeting in September, even we’ll have a — probably some additional preclinical data. But then the advanced imaging studies, we think at the ACTRIMS meeting probably in February 2021, we’ll be able to present something on that. So hopefully, that addresses your questions. Again, I wasn’t quite sure what you were looking for there.

Graham Glyn Charles Parry - BofA Merrill Lynch, Research Division - MD and Head of Healthcare Equity Research

That covers it.

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Okay. Bill, back to you.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Yes. So Jean-Baptiste, do you want to tackle the synergies question?

Jean-Baptiste Chasseloup de Chatillon - Sanofi - Executive VP & CFO

Yes. Of course, you’re right, Graham, there will be some synergies. But it’s minimal, and it’s not the aim. We will make room to develop and spend the right amount of money on developing those products, which are promising. So...

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

I think we lost J-B.

Paul Hudson - Sanofi - CEO & Director

Yes, I think, Bill, maybe I could add that to what Jean B was saying that it’s not really about synergies. And that’s where I was heading. And there was — it’s — in total, so a very important and incredible organization, but it’s small. So we don’t see a lot of opportunities, and we’ll see who would like to stay and participate where we need to share some of the capabilities and what it’s like to transfer some of the ideas. We hope many people would like to stay and participate.

And then beyond that, just to make it really clear, it’s our intention. I have to keep reminding everybody that we will not get off our commitments for 2022 and 2025. So what was stated at CMD, what we pulled through each quarter will continue. And we will resource any additional expense to deliver on the programs internally. So just want to be really explicit about that. J-B may rejoin and have a different or something else to add to.

Jean-Baptiste Chasseloup de Chatillon - Sanofi - Executive VP & CFO

No, nothing. I don’t know if you hear me, but nothing to add at this point.

Operator

The next question comes from the line of Tim Anderson with Wolfe Research.

Timothy Minton Anderson - Wolfe Research, LLC - MD of Equity Research

I have a question on the primary progressive MS indication for ‘168. Novartis, with ofatumumab, has said in the past that they’re not going after PPMS because they would have to run a head-to-head versus OCREVUS, which they feel would be a difficult trial to run because OCREVUS is now widely viewed as standard of care. For your PPMS trial, you’re talking about running it versus placebo. And I’m wondering if you can share any insights on what could account for the different points of view. It does seem like OCREVUS is standard of care.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Okay. Look, John, do you want to answer that one?

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Yes, I could. And then, Bill, you could also supplement because you’ve been a leader in the MS space for quite a while yourself from the Aubagio experience, among others. But as we know, unfortunately, although OCREVUS is approved in some territories and certainly not on a global basis for the primary progressive MS, the extent to which it has a benefit for patients from the data they’re available so far has not been terribly overly impressive, let’s say.

And so in our discussions with the regulators, they were comfortable for us to go with a placebo trial. And again, OCREVUS is not being approved for PPMS in several European countries, for example, it’s — or not used at least. It became, frankly, a more pragmatic way to proceed. So we feel pretty comfortable that this is the right way to proceed. And the regulators seem to agree with us. Bill, do you want to add anything else?

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

No, that’s right. That’s right, John. Tim, thanks for the question. We had discussions with the regulators. They’re supportive of this path forward. As you know, the efficacy seen in PPMS with OCREVUS really is not so significant. So there’s plenty of room, huge unmet need still there, and we really like our profile and are excited about setting in that population.

So let’s see what the data says. But we think that it’s a tremendous opportunity, not only there, but as you look across all forms of progressive disease and the general MS population.

Paul Hudson - Sanofi - CEO & Director

And Bill, I could add. I’m sorry, Bill, maybe I could add to this. If I remember correctly, the OCREVUS primary progressive data was a bit of a stretch when they were given the indication, which is why the regulators have been more open to us going against placebo. So I think they — there was some fortune in them getting indicated when there was nothing, but I still don’t think it was unequivocal. And I think we’ll be able to demonstrate what we need to against placebo.

Operator

Next question comes from the line of Joseph Poen with Wells Fargo Securities.

James William Birchenough - Wells Fargo Securities, LLC, Research Division - MD and Senior Biotechnology Analyst

Can you hear me?

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Yes.

James William Birchenough - Wells Fargo Securities, LLC, Research Division - MD and Senior Biotechnology Analyst

It’s Jim Birchenough. Two questions. I guess, first, just if you could speak to the opportunity in bullous pemphigoid relative to pemphigus vulgaris and how that’s factored into the valuation and how derisking you see one indication for the other?

And then for Principia shareholders, they were waiting to hear about a profit split and expense share. And a few of the variables we are waiting to hear was the amount of the profit split and the capping of the expenses. I’m just wondering if you’re willing to share those details just so investors have a sense of what the opportunity might have been as a stand-alone.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Okay. Thanks. With the second question, J-B, Martin?

Jean-Baptiste Chasseloup de Chatillon - Sanofi - Executive VP & CFO

Yes. Well, I’ve repeated what was disclosed so far on — we didn’t engage in any extra disclosure. What we can say is that those boards have approved with the known economics as a transaction. So I think that we will stay on that disclosure.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Okay. And with respect to the opportunity in pemphigus, there’s about 30,000 to 40,000 patients that we see in the U.S. This is obviously high unmet need remains there. Certainly, our conversations with the community and with physicians that these patients are really in need of medication. We think that the profile that we have looks actually very strong. And believe that while it’s not a huge population, it’s a high unmet need population and one that will be extremely competitive with the profile, at least that’s what the data seems to indicate today.

James William Birchenough - Wells Fargo Securities, LLC, Research Division - MD and Senior Biotechnology Analyst

And just the bullous pemphigoid opportunity relative to pemphigus vulgaris and whether you consider that in the valuation?

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Yes. We — look, we’ve looked at that, and we’re looking at the other follow-on indications that might be possible to go into. But our focus we’ve been looking at is the pemphigus population.

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Yes. Maybe I would just add, and perhaps Martin could — this is John, maybe Martin could even — could also complement. But both are thought to be autoantibody-driven diseases, and this plays well to the mechanism of action of rilzabrutinib.

And the pemphigoid diseases as a group is, I think, is a significant opportunity. How much it factored into our valuation, I’d have to ask J-B really to — who leads the M&A group to say that. But it’s clear that there is strong scientific rationale to go into these different variants of the pemphigoid diseases. Martin, do you want to add anything else to that?

Martin Babler - Principia Biopharma Inc. - President, CEO & Director

Yes. I can just talk about the size of the opportunity. There’s clearly some overlap, and there is some indication that if you work in pemphigus you’re likely going to work in bullous pemphigoid. The size of the market for bullous pemphigoid is about 2 to 3x the size of the market for pemphigus itself.

It is slightly different, though. But if you look at the underlying pathophysiology that there is some overlap that you could probably assume that it’s derisked.

Operator

The next question comes from Luisa Hector with Berenberg.

Luisa Caroline Hector - Joh. Berenberg, Gossler & Co. KG, Research Division - Head of Global Pharmaceutical Equity Research

I’m just curious whether you could comment on the timing. What prompted the acquisition now and whether Sanofi had looked into partnering rilza at an earlier time point?

And then secondly, are there any pay aways on rilza or ‘168 that we should be aware of? I noticed a thing with the University of California. So I wondered if that’s applying to either of those drugs.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. Paul, do you want to comment on the timing?

Paul Hudson - Sanofi - CEO & Director

Well, we flagged at CMD that ‘168 we thought could be game changing. Of course, we got the data in April that confirmed what we’d hoped. And I think, at least from my point of view, at that moment, we were like, okay, so we know we have the medicine, we know we really believe in the platform that Principia put together and how exclusive it is. And we started having conversations, John spoke on it earlier, not specific, but thinking about applications beyond where we were contractually allowed to explore.

And then very quickly from there, it became a discussion of, well, that, of course, we’ve been busy with the Regeneron stake and other things. And then we got to this point literally very recently to say go deeper, given how we try to — about rilza, now is a good time. So let’s move.

So I don’t think there was anything other than the organic — it’s in line with strategy. We’ve had data. We started to broaden our thinking, and this seem to make sense. Airways, J-B?

Jean-Baptiste Chasseloup de Chatillon - Sanofi - Executive VP & CFO

No, really, I think timing is perfect. On — it’s clear for looking at our strategies, we are the best owner of those products and really engaged in developing them. So I think it was the right timing and nothing else.

Operator

The next question comes from the line of Mark Purcell with Morgan Stanley.

Mark Douglas Purcell - Morgan Stanley, Research Division - Equity Analyst

I think I’ve just got 2 left. Just firstly, could you talk to the potential synergy with the BTK programs and the immunoproteasome early programs into oncology? John, I think you sort of touched on it briefly. Are there any synergies there? And could you talk to the time to the clinic for the immunoproteasome program as well?

And then secondly, Paul, you talked about autoimmune, especially GI, as being a sort of key focus for Sanofi at the Capital Markets Day last year. So given how competitive the area is becoming, especially in ulcerative colitis and Crohn’s disease, will combination approaches become increasingly important. And with this acquisition, how do you feel your place in that specific setting?

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. So John, maybe you could start with the first question before turning it over to Paul?

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Yes. I think if I understood it correctly, the question was whether we might take some of the BTK inhibitors that the Principia team, David Goldstein and the team have developed into areas like oncology. We haven’t really reviewed or made any decisions around that, but they do have quite a broad portfolio of very interesting molecules that include others that are not yet in the clinic. And it could be positioned in such a way, but that’s not been really a driver of our thinking at this point.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

So I think if I understood the question, that’s about all I can add at this point. Maybe you can clarify whether I understood what you’re looking for.

Mark Douglas Purcell - Morgan Stanley, Research Division - Equity Analyst

Yes. No, that’s great.

John C. Reed - Sanofi - Executive VP and Global Head of Research & Development

Okay.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Paul?

Paul Hudson - Sanofi - CEO & Director

Yes. So I think you’re right about GI being competitive. I don’t remember exactly what we said at Capital Markets Day on GI, but I think what we have shared — and you should correct me, Bill, we shared recently the eosinophilic esophagitis data for Dupi. And we’re starting to see that we will have presence in GI. So looking at multiple different targets of already commercially deployed makes a lot of sense for us.

We realize how competitive it is. We understand that combinations may be important. These are very difficult-to-treat diseases, as you know, and it’s a pretty unsatisfied market.

So whether it’s this approach, it’s just come back, whether it’s other approaches that we could add, I think more importantly, we’re trying to make sure that we get to accrete it faster while satisfying the need. And as we look like, we’ll be in those places with Dupi in the future, it would make sense to consider what would be around that. But it’s very early thinking.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. And just on top of that, just based upon the focus on immunology, we’re going to end up with the biology taking us there, likely with the breadth of discovery programs that we have in place.

Operator

The last question comes from Simon Baker with Redburn.

Simon P. Baker - Redburn (Europe) Limited, Research Division - Head of Pharmaceutical Research

Two, if I may, please. Firstly, I wonder if you could give us a little more detail on the Tailored Covalency platform. It’s — I mean, clearly, some very elegant medicinal chemistry, but I wonder if you could give us some insights into exactly how it’s done.

And secondly, could you — and I know this will be disclosed in due course, but could you discuss whether or not this was a competitive process to acquire Principia?

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

So maybe with the first question on the Tailored Covalency platform. Martin, you’re in the best position to do that. And John, any questions — any comments you may have.

Martin Babler - Principia Biopharma Inc. - President, CEO & Director

Yes. Let me just give you a quick an answer as I can for a rather complex issue. So basically, what we’re doing is we’re reducing 2 different bonds to tie the small molecule to the protein in the body. We’re using a covalent bond that in the case of rilzabrutinib is the same cysteine-481 that is used by ibrutinib or other fully covalent molecules. But that bond in itself is too weak to really hold the small molecule in place for inhibition. And so we’re using additional noncovalent bonds in the pocket to strengthen that.

And each modality by itself, so the covalent bond itself is only milli- or micromolar and the other bond in the pocket itself would only be milli- or micromolar. But when you combine the two, interestingly, you actually get to a single-digit nanomolar or picomolar bond. And what it does is you can basically, therefore, modify the residence time because you can now figure out how that fits in and how long it therefore will hold before it falls back off. We’re basically forcing a bond that naturally doesn’t necessarily occur. And we’re doing that by making the binding element that binds with the molecule to the protein more reactive.

And that was the finding from Professor Jack Taunton at UCSF who found that when you actually make covalent bonds more reactive, they actually don’t get stronger, but they get weaker. And that’s the basis for Principia. And so because of that, you can now modify the residence time and have basically a bond being very durable or relatively short. So you can now strengthen the bond for the target that you want to make that very durable and basically weaken the bond that you don’t want on the off-target and make that very short. So you can use that residence time as an additional way to drive selectivity for the target itself. And that’s why our molecules are really good with the covalent bond to have very strong efficacy, but at the same time, the safety of the reversibility.

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. Thank you, Martin. And just regarding the process, details will be set forth in the company’s 14D-9 filing. So hold on for that.

Okay. So Felix, I think we will conclude the call there?

Felix Lauscher - Sanofi - Head of IR North America & Asia

Absolutely. Thank you so much. And the IR team is, of course, available for follow-ups, and we will answer your question as requested and needed. Okay?

William J. Sibold - Sanofi - EVP of Sanofi Genzyme

Great. Thanks, everyone.

Jean-Baptiste Chasseloup de Chatillon - Sanofi - Executive VP & CFO

Thank you very much.

Paul Hudson - Sanofi - CEO & Director

Thank you.

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AUGUST 17, 2020 / 1:00PM, SASY.PA - Sanofi SA To Acquire Principia Biopharma Inc - M&A Call

Martin Babler - Principia Biopharma Inc. - President, CEO & Director

Thank you.

Operator

Ladies and gentlemen, the conference is now over. Thank you for choosing Chorus Call, and thank you for participating in the conference. You may now disconnect your lines. Goodbye.

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